CanAlaska Uranium Ltd. CVV - TSX CVVUF - OTCBB DH7 – Frankfurt

August 9, 2013

U.S. Securities and Exchange Commission

Attn: Corporate Finance

Re: Amended Annual MD&A for the year ended April 30, 2013

The attached 2013 Amended Annual MD&A for CanAlaska Uranium Ltd. has been refiled and updated to include item 1.3 Selected Annual Information for each of the three most recently completed financial years as required under National Instrument 51-102F1.

Also attached are the new CEO and CFO certification for the refiling of the MD&A.

Yours truly,

CANALASKA URANIUM LTD.

“Harry Chan”

Chief Financial Officer